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Filed by AXA
Pursuant to Rule 425 Under the Securities Act of 1933
Subject Company: AXA Financial Inc.
Commission File No.: 333-50438
December 26, 2000

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AXA (ticker:  AXA, exchange:  New York Stock Exchange) and AXA Financial, Inc.
(ticker: AXF, exchange: New York Stock Exchange) News Release - Tuesday, December 26, 2000.

AXA COMPLETES EXCHANGE OFFER FOR MINORITY INTERESTS IN AXA FINANCIAL; ANNOUNCES SUBSEQUENT OFFERING PERIOD.

      PARIS - FRANCE -- AXA (NYSE: AXA) and its wholly owned subsidiary, AXA Merger Corp. announced today the completion of their exchange offer for all outstanding shares of common stock of AXA Financial, Inc. (NYSE: AXF), other than shares owned by AXA and its subsidiaries and shares held in treasury by AXA Financial, Inc. According to the terms of the exchange offer, AXA and AXA Merger Corp. have offered to exchange each share of AXA Financial common stock, validly tendered and not withdrawn, for $35.75 in cash and 0.295 of an AXA ADS. The exchange offer expired at 12:00 midnight, New York City time, on Friday, December 22, 2000, at which time approximately 143,798,170 shares of AXA Financial common stock were validly tendered, including approximately 27,116,880 shares tendered pursuant to notice of guaranteed delivery. The tendered shares, including the shares tendered pursuant to notice of guaranteed delivery, correspond to approximately 82% of the publicly held shares of AXA Financial common stock. AXA and AXA Merger Corp. have accepted all such shares for payment. Payment for the validly tendered shares will be made promptly through First Chicago Trust Company of New York, the exchange agent for the offer. After payment for the tendered shares, AXA and its subsidiaries, including AXA Merger Corp., will increase their ownership from approximately 60% to approximately 93% of the issued and outstanding shares of AXA Financial common stock.

      As described in the offer to exchange, AXA and AXA Merger Corp. will provide a subsequent offering period which begins today at 9:00 a.m. New York City time and expires at 12:00 midnight, New York City time, on Friday, December 29, 2000. During this subsequent offering period, shares of AXA Financial common stock will be accepted and promptly paid for as they are tendered. The same per share consideration paid during the initial offering period is

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extended through the subsequent offering period. Shares that are tendered during the subsequent offering period may not be withdrawn.

      As described in the offer to exchange, following the subsequent offering period, AXA intends to cause AXA Merger Corp. to merge with and into AXA Financial, Inc. In the merger, the remaining public shareholders of AXA Financial, Inc. would receive the same per share consideration that they would have received in the offer, subject to the exercise of appraisal rights under Delaware law. It is currently anticipated that the merger transaction will be completed on or about January 2, 2001. When the merger is completed, AXA Financial, Inc. will be wholly owned by AXA.

      AXA is the holding company for an international group of financial services companies focusing on insurance and asset management. AXA is one of the largest insurance groups in the world and the largest French insurance group. AXA's insurance operations include activities in life insurance, property and casualty insurance and international insurance, including reinsurance. AXA is also engaged in the asset management business and certain other financial services activities.

      AXA Financial and its subsidiaries constitute a diversified financial services organization offering a broad spectrum of financial advisory, insurance and asset management services.

      Security holders are strongly advised to read both the offer to exchange and the solicitation/recommendation statement regarding the offer and merger referred to in this press release, because they contain important information. The offer to exchange constitutes part of a registration statement on Form F-4 which has been filed by AXA with the Securities and Exchange Commission (SEC). The solicitation/recommendation statement has been filed by AXA Financial, Inc. with the SEC. You may obtain a free copy of these documents at the SEC's website at www.sec.gov. The offer to exchange and related materials may be obtained for free by directing such requests to AXA or Georgeson Shareholder Communications Inc. (call toll free (866) 678-2293). The solicitation/recommendation statement and such other documents may be obtained by directing such requests
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to AXA Financial, Inc. or Georgeson Shareholder Communications, Inc. (at the
number mentioned above).

CONTACT:

AXA

MEDIA RELATIONS

Christophe Dufraux:           33-1-40-75-46-74
Emmanuelle Isnard:            33-1-40-75-47-22

INVESTOR RELATIONS

Marie-Flore Bachelier:  33-1-40-75-49-45
Anne-Karin Durante:     33-1-40-75-57-91
Rebecca Antoniou:       33-1-40-75-49-05


AXA FINANCIAL, INC.

INVESTOR RELATIONS

Gregory Wilcox:   1-212-314-4040
Caroline Portel:  1-212-314-6182